SEC Registration No. 333-121238

Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION – The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated January 6, 2006 and Supplement No. 1 dated May 18, 2006. Supplement No. 1 contains a description of our agreement to acquire a property. ]

SUPPLEMENT NO. 1
DATED MAY 18, 2006
TO THE PROSPECTUS DATED JANUARY 6, 2006
OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus.

Recent Developments – Agreement with Mack Deer Valley

We have entered into a definitive agreement to purchase an existing multi-tenant industrial park known as Mack Deer Valley from Mack Deer Valley Phase II, LLC, a non-related party, for a purchase price of $23,150,000. As of May 15, 2006, our right to terminate the agreement without penalty expired and our initial deposit became non-refundable.

The property is newly constructed and consists of approximately 180,985 square feet of leasable space in two single-story buildings located on approximately 11 acres of land in a master planned business park in Phoenix, Arizona. The property is currently 100% leased at an average annual rent of $8.16 per square foot to 12 tenants whose spaces range in size from approximately 4,879 square feet to 35,782 square feet. These tenants operate varying business, including service related businesses, warehouse storage and distribution and light assembly.

Mack Deer Valley is located with immediate access to downtown Phoenix and Scottsdale, just minutes from the key transportation hub of Deer Valley Airport. According to Cushman & Wakefield, a prominent national real estate brokerage firm, the Phoenix industrial market is experiencing upward momentum with net absorption rates nearing record levels and vacancy rates at 4.9% as of year end 2005.

In connection with the agreement, we have paid a non-refundable $500,000 deposit to an escrow agent, and we are obligated to pay additional non-refundable escrow deposits of $250,000 each in July, September and November 2006 and January 2007.

Under the terms of the agreement, in addition to the investment described above, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges. The agreement closing date is January 22, 2007. Although substantially all contingencies have been satisfied and we expect to close in accordance with the terms of the agreement, there can be no assurance that events will not arise that could prevent us from acquiring the property.